COMMISSION FILE NUMBER

                                  -------------
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-KSB  [  ] Form 11-K   [  ] Form 20-F  [X] Form 10-QSB
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For Period Ended:   March 31, 2000
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[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                                  Azurel, Ltd.
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                            Full Name of Registrant:


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                           Former Name if Applicable


                               509 Madison Avenue
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10022
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EXPLANATION:

           The Company is unable to file its form 10-KSB within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the balance of the report because such information is integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Virginia K. Sourlis            (732)                   758-9001
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         (Name)                  (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).    [X]  Yes       [ ]  No




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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?               [X]  Yes       [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(3) Net loss is expected to be improved approximately $800,000 for the first quarter of 2000 as compared to the first quarter in 1999. The following three (3) factors are primarily responsible for the improvement (approximate $ amounts):

     i)   Lower SG&A/overhead expenses in 2000                   ($400,000)
     ii)  Lower losses on close-out sales in 2000                ($300,000)
     iii) Improved earnings for discontinued operations in 2000  ($100,000)
                                                                 ---------
                                        TOTAL IMPROVEMENT        ($800,000)
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                                  Azurel Ltd.
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                  (Name of Registrant as Specified in Charter)

             Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.

Date:  May 15, 2000                By: /s/ Frank DeSimone
      --------------                   ---------------------------
                                        Name:  Frank DeSimone
                                        Title: Chief Operating Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).